QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

TELEPHONE AND DATA SYSTEMS, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

For the Nine Months ended September 30, 2003
(Dollars In Thousands)
As Restated

EARNINGS:
Income from continuing operations before income taxes and minority interest	$96,418
Add (Deduct):
Earnings on Equity Method Investments	(37,911)
Distributions from Minority Subsidiaries	21,685
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(9,289)

70,903
Add fixed charges:
Consolidated interest expense	145,635
Interest Portion (1/3) of Consolidated Rent Expense	20,596

$237,134
FIXED CHARGES:
Consolidated interest expense	$145,635
Interest Portion (1/3) of Consolidated Rent Expense	20,596

$166,231
RATIO OF EARNINGS TO FIXED CHARGES	1.43

Tax-Effected Preferred Dividends	$535
Fixed Charges	166,231

Fixed Charges and Preferred Dividends	$166,766
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.42

QuickLinks

TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Nine Months ended September 30, 2003 (Dollars In Thousands) As Restated